CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports Fiscal 2011 Results

November 30th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA and TSX: MBA) (“CIBT Group” or the “Company”) is pleased to report its audited consolidated operating results for the year ended August 31, 2011.

For the twelve months ended August 31, 2011, CIBT Group’s revenues totalled $58.58 million as compared to $55.95 million for fiscal 2010, an increase of $2.6 million or 5%. CIBT Group’s Adjusted EBITDA (earnings before interest, tax, depreciation and amortization) (non-GAAP) was a loss of $2.706 million for fiscal 2011, as compared to a positive Adjusted EBITDA of $2.174 million for fiscal 2010.  CIBT Group’s net loss was $10,091,064 for fiscal 2011, compared to a net income of $582,370 for fiscal 2010. The Adjusted EBITDA above added back non-cash expenses that have no impact on the Company’s operating cash flow. Please note that Adjusted EBITDA is a non-GAAP measure which allows management to isolate financial statement items that contribute to the operating performance and cash flow activities of CIBT Group.

A number of “non-cash” items this year including impairment of certain long-lived assets, goodwill, marketable securities, and write-off of deferred finance fees totalled $6.468 million. These items have no future operational effect to the Company and these are non-cash expenses.  The following reconciles the net income (loss) to Adjusted EBITDA (non-GAAP):

	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010

Net income (loss)	$(10,091,064)	$582,370

Add: interest on long-term debt	153,656	92,346
Add: income tax (recovery) provision	(894,623)	(2,365,055)
Add: depreciation and amortization	1,657,575	1,537,277
Add: impairments	$5,957,778	2,127,229
Add: write-off of deferred finance fees	$510,711	200,000

Adjusted EBITDA (non-GAAP)	$(2,705,967)	$2,174,167

To view the Company’s annual consolidated financial statements and management’s discussion and analysis, please visit http://www.sedar.com.

“Fiscal year 2011 was another year of consistent growth for the Company,” commented Toby Chu, President and CEO, and Vice Chairman of CIBT Education Group Inc., “We are pleased with our 5 year revenue growth from US$4.894 million in 2006 to CAD$58.58 million this year. Although we suffered some losses this year, it is important to note that the Company has invested significant time, effort and resources to accomplish a number of major tasks including the consolidation and streamlining of our various subsidiaries, rightsizing the organization by reducing our work force, invested in the development of our state of art Global Learning Network platform, enhanced a number of our educational programs so that these programs are brought up to date in order to compete in the global and domestic markets, and continued expansion of our global delivery platform to additional satellite centers in 18 countries. During this time, the global economy continued to retract and economic outlook remained pessimistic. We realized that spending on infrastructure and rightsizing of our organization will decrease our short-term earnings, however we feel that it is critically important for the long term benefit and competitiveness of CIBT Group while making our organization more adaptable to changes. Our vision is to build a multinational organization with an extensive international distribution network while maintaining profitability. We believe that this network will become our most valuable asset and it will also differentiate CIBT among its peers from a global perspective.”

“As of November 18, 2011, our cash or cash equivalent position has increased to over $8 million from $6.46 million as of August 31, 2011.  Our long term debt was $1.8 million as of August 31, 2011 and continued to decline on a monthly basis. This strong cash position will allow us to act swiftly on appealing acquisition opportunities as they are identified. We would like to thank our shareholders for their support and look forward to reporting on our future progress.”

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains statements of forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to the vision CIBT Group, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.